Delisting Determination,The Nasdaq Stock Market, LLC, December 7, 2017, Delcath Systems, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Delcath Systems, Inc.
(the Company), effective at the opening of the trading session on December 18, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staffs determination on August 15, 2017. The Company appealed the determination to a Hearing Panel. On September 13, 2017, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on September 15, 2017.